Extraordinary Report

June 26, 2014

(TRANSLATION)

ADVANTEST CORPORATION

Note for readers of this English translation
On June 26, 2014, ADVANTEST CORPORATION (the “Company”) filed its Japanese-language Extraordinary Report (Rinji Houkokusho) (the “Report”) with the Director-General of the Kanto Financial Bureau in Japan in connection with the Company’s shareholders’ voting results for proposals acted upon at the 72nd Ordinary General Meeting of Shareholders held on June 25, 2014 pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Report in its entirety.

1. Reason for submitting the Extraordinary Report

Given that resolutions were made for the PROPOSALS TO BE ACTED UPON at the 72nd Ordinary General Meeting of Shareholders held on June 25, 2014 (the “Meeting”), ADVANTEST CORPORATION (the “Company”) submits this Extraordinary Report under the provisions of Article 24-5, Paragraph 4, of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 2, Item 9-2, of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2. Matters reported

(1) Date when the Meeting was held:      June 25, 2014

(2) Proposals acted upon

Agenda Item:
Election of nine directors

Toshio Maruyama, Haruo Matsuno, Yasushige Hagio, Osamu Karatsu, Seiichi Yoshikawa, Shinichiro Kuroe, Sae Bum Myung, Hiroshi Nakamura and Yoshiaki Yoshida were elected as directors of the Company.

(3)	Number of voting rights concerning the indication of “for,” “against” or “abstain” for each proposal; Requirements for approving the proposals; Results of resolutions

(Unit: Voting right)
Proposal	For	Against	Abstain	Results of Resolutions
				Ratio of favorable votes	Results
Agenda Item: Election of nine directors
Toshio Maruyama	733,343	357,765	0	67.00%	Approved
Haruo Matsuno	788,547	302,562	0	72.04%	Approved
Yasushige Hagio	842,521	248,588	0	76.97%	Approved
Osamu Karatsu	997,809	93,300	0	91.16%	Approved
Seiichi Yoshikawa	917,532	173,572	0	83.83%	Approved
Shinichiro Kuroe	792,190	298,449	468	72.38%	Approved
Sae Bum Myung	844,306	246,333	468	77.14%	Approved
Hiroshi Nakamura	997,300	93,339	468	91.11%	Approved
Yoshiaki Yoshida	1,027,389	63,250	468	93.86%	Approved

Notes:

Requirements for the approval of the Agenda Item shall be a simple majority of the affirmative votes, including postal and electronic filings, of the shareholders present at the meeting where the shareholders holding one-third (1/3) or more of the votes of all shareholders entitled to exercise their votes at such shareholders meeting are present.

(4)	Reason why a portion of the voting rights held by the shareholders present at the Meeting was not added to the number of voting rights

Because the required majority approval for the proposals were met by the voting rights exercised in advance on or before the day prior to the day of Meeting and the voting rights of certain shareholders who attended the Meeting and whose intention to approve or reject the proposal have been confirmed, and the resolution was thereby enacted lawfully under the Companies Act.